Exhibit 99.5

BROOKFIELD BUSINESS PARTNERS L.P.

FOURTH AMENDMENT TO THE AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P. (the “Partnership”), dated as of May 31, 2016, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated May 18, 2020, and as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement dated March 15, 2022 (as amended, the “Agreement”) is made as of the 27th day of March, 2026, but following the acquisition by 1559985 B.C. Ltd. (the “Corporation”) of Units pursuant to Section 3.1(f) of the Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated November 6, 2025 between the Corporation, the Partnership and Brookfield Business Corporation (“BBUC”), the Corporation has agreed to acquire, directly or indirectly, all of the issued and outstanding Units and class A exchangeable subordinate voting shares in the capital of BBUC in exchange for class A subordinate voting shares in the capital of the Corporation (the “Class A Shares”), to be implemented pursuant to a plan of arrangement (the “Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (British Columbia) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Units will be entitled to receive, in respect of each Unit held, one (1) Class A Share (the “Class A Consideration”) and may elect to receive a portion of their Class A Consideration in the form of Corporation Notes (as defined in the Plan of Arrangement), which will be subsequently transferred and assigned to the Corporation in exchange for Class A Shares pursuant to the Plan of Arrangement;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Units for the Cash Consideration and to provide the Corporation with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase such Units for the Class A Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained Opinions of Counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of Holding LP under applicable Law;

AND WHEREAS, pursuant to Section 14.2.2. of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Units was held on January 13, 2026 at which resolutions approving the Amendment and the Transaction were adopted by holders of a majority of the Units that attended the Meeting virtually or by proxy and such resolutions were also adopted in accordance and compliance with the Agreement;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 27, 2026 becomes effective pursuant to Section 3.1(g) of the Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement under Section 288 of the Business Corporations Act (British Columbia) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court (as defined in the Plan of Arrangement) with the consent of the Partnership and BBUC, each acting reasonably;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated November 6, 2025 between the Corporation, the Partnership and BBUC with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.4;

1.1.4.1	“BBUC” means Brookfield Business Corporation;

1.1.10.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.12.1	“Cash Consideration” means the amount equal to the value of one (1) Class A Share;

1.1.15.1	“Class A Consideration” means one (1) Class A Share for each Public Unit;

1.1.15.2	“Class A Share” means a class A subordinate voting share in the capital of the Corporation;

1.1.19.1	“Corporation” means 1559985 B.C. Ltd.;

1.1.20.1	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.49.1	“Meeting” means such meeting or meetings of Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolutions;

1.1.51.1	“Notional Year” has the meaning assigned to such term in Section 4.4.4;

1.1.62.1	“Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule A of the Arrangement Agreement subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Supreme Court of British Columbia with the consent of the Partnership and BBUC, each acting reasonably;

1.1.62.3	“Public Unitholder” means a holder of Public Units;

1.1.62.4	“Public Units” means the Units that are issued and outstanding (except for those Units held by the Corporation) at the Amendment Effective Time;

1.1.70.	“Resolutions” means the resolutions of the Unitholders adopted at the Meeting approving the Transaction;

1.1.76.1	“Transaction” means the transactions to be implemented pursuant to the Plan of Arrangement and in accordance with the Arrangement Agreement, pursuant to which, amongst other things, by the Corporation will acquire of all of the issued and outstanding Units and class A exchangeable subordinate voting shares in the capital of BBUC in exchange for Class A Shares; and

1.1.81.1	“Unitholder” means a registered or beneficial holder of a Unit.

(b)            Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P., as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 17, 2016, as amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 18, 2020, as amended by the Third Amendment to the Amended and Restated Limited Partnership Agreement dated as of March 15, 2022 and as amended by the Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 27, 2026;

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7      Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to (i) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to this Agreement and (ii) the non-exclusive jurisdiction of the courts of Bermuda and British Columbia in any dispute, suit, action or proceeding arising out of or relating to the Transaction (including, for greater certainty, arising out of or in relation to the terms of Section 7.6). Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. Notwithstanding the foregoing, unless the General Partner consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended. Nothing in this Section 1.7 shall be deemed to apply to any suits brought to enforce any liability or duty created by the Securities Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any security of the Partnership shall be deemed to have notice of and consented to the provisions of this Section 1.7. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

Article 4 is hereby amended by adding the following provision:

4.4.4	For purposes of Section 4.4.2 and Section 4.4.3, in computing the Partnership’s Income for Canadian Tax Purposes for the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have a had a fiscal year (the “Notional Year”) commencing on January 1, 2026 and ending immediately following the completion of the Arrangement steps occurring on the Effective Date. The Partnership shall determine its net income or net loss for the Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the Notional Year shall not be allocated to the Notional Year; and any transaction expenses incurred by the Partnership in the Notional Year shall be allocated to and, to the extent permitted by the Income Tax Act, deducted in computing the income of the Partnership in the Notional Year. For greater certainty, the balance (if any) of the Income for Canadian Tax Purposes after allocating the Special Income Allocation Amount to the Limited Partners whose Units are acquired, bought, bought back, redeemed or otherwise purchased in the manner described in Section 4.4.3.1 using money or property derived in the manner described in Section 4.4.3.2 by the Partnership or the Affiliate, for the Arrangement Year will be allocated to all Partners for the Notional Year in accordance with Section 4.4.2. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable Laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, and, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Transfer Agent of the certificates (if any) representing such Public Units, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder, at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Transfer Agent. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, the Corporation will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units on payment by the Corporation of the Class A Consideration for each such Public Unit. In the event of the exercise by the Corporation of its Call Right, each Public Unitholder will be obligated to sell all the Public Units which are subject to the Call Right held by such Public Unitholder to the Corporation on the Effective Date on payment by, or on behalf of the Corporation, to such Public Unitholder of the Class A Consideration for each such Public Unit.

7.5.2	The Corporation must provide notice of its intention to exercise its Call Right immediately after the Partnership exercises its right to redeem Public Units under Section 7.4. If the Corporation duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units which are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, the Corporation will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, the Corporation will deposit or cause to be deposited with the Transfer Agent, on or before the Effective Date, the aggregate Class A Consideration deliverable by the Corporation pursuant to Section 7.5.1. Provided that the aggregate Class A Consideration has been so deposited, on and after the Effective Date, the Public Unitholders will cease to be Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate Class A Consideration and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be holders of the securities delivered to them as part of the Class A Consideration which such Public Unitholder is entitled. Upon presentation to the Transfer Agent of the documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent and the Partnership may reasonably require, the Public Unitholder will be entitled to receive in exchange therefor, and the Transfer Agent on behalf of the Corporation will deliver to such Public Unitholder, the Class A Consideration. If the Corporation does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, the Corporation and/or its Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of the Class A Shares to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of the Corporation and the overriding nature thereof and to be bound thereby in favour of the Corporation as herein provided.

7.5.6	For greater certainty, the transfer of Public Units of the Partnership as described in Section 3.1(c) and (f) of the Plan of Arrangement shall take place pursuant to the Plan of Arrangement and not in connection with the exercise of the Call Right.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Unitholder may have, a Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Units held by the Unitholder, determined as of the close of business on the day before the Resolutions were adopted.

7.6.3	A dissenting Unitholder may only claim under this Section 7.6 with respect to all of the Units held by the Unitholder and registered in the name of the dissenting Unitholder at the record date set by the General Partner in respect of the Meeting.

7.6.4	A dissenting Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolutions, unless the Partnership did not give notice to the Unitholder of the purpose of the Meeting and of the Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Unitholders adopt the Resolutions, send to each Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolutions have been adopted, but such notice is not required to be sent to any Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection (and, for greater certainty, a Unitholder who voted for or abstained from voting for the Resolutions or who has withdrawn its objection will not be considered a dissenting Unitholder).

7.6.6	A dissenting Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Unitholder does not receive such notice, within twenty days after learning that the Resolutions have been adopted, send to the Partnership a written notice containing:

(i)	the dissenting Unitholder’s name and address;

(ii)	the number of Units in respect of which the dissenting Unitholder dissents; and

(iii)	a demand for payment of the fair value of such Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Unitholder shall send the certificates representing the Units held by the Unitholder to the Partnership or its Transfer Agent.

7.6.8	A dissenting Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its Transfer Agent shall endorse on any certificate received under Section 7.6.7 a notice that the Unitholder is a dissenting Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Unitholder.

7.6.10	On sending a notice under Section 7.6.6, a dissenting Unitholder ceases to have any rights as a Unitholder other than the right to be paid the fair value of the Units as determined under this Section 7.6 except where:

(i)	the dissenting Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)	the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Unitholder withdraws the notice; or

(iii)	the Arrangement Agreement is terminated in accordance with its terms,

in which case the dissenting Unitholder’s rights are reinstated as of the date the dissenting Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolutions is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Unitholder who has sent such notice a written offer to pay for the dissenting Unitholder’s Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Units of a dissenting Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolutions is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Units of any dissenting Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The only court where an application under Sections 7.6.14 or 7.6.15 shall be made is the Supreme Court of British Columbia.

7.6.17	A dissenting Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18	On an application under Sections 7.6.14 or 7.6.15:

(i)	all dissenting Unitholders whose Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)	the Partnership shall notify each affected dissenting Unitholder of the date, place and consequences of the application and of the dissenting Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Unitholder who should be joined as a party, and the court shall then fix a fair value for the Units of all dissenting Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Units of the dissenting Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Unitholder and for the amount of the Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Unitholder that it is unable lawfully to pay dissenting Unitholders for their Units.

7.6.23	If Section 7.6.24 applies, a dissenting Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)	withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Unitholder is reinstated to their full rights as a Unitholder; or

(ii)	retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Unitholders.

7.6.24	The Partnership shall not make a payment to a dissenting Unitholder under this section if there are reasonable grounds for believing that

(i)	the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to a Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(g) the Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the 27th day of March, 2026.

GENERAL PARTNER: BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER: BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President